

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 16, 2017

Via E-mail
Stephen Turner
Chief Executive Officer
Protea Biosciences Group, Inc.
1311 Pineview Drive, Suite 501
Morgantown, WV 26505

> **Re: Protea Biosciences Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on February 9, 2017**
> **File No. 000-51474**

Dear Mr. Turner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance